 As Filed with the Securities and Exchange Commission on June 17, 2019
File No. 812-[     ]
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
_______________________________________________
APPLICATION FOR AN ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”), FOR AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE ACT AND UNDER SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1) AND (2) OF THE ACT
IN THE MATTER OF THE APPLICATION
OF
FORUM FUNDS
ABSOLUTE INVESTMENT ADVISERS LLC
AND
FORESIDE FUND SERVICES, LLC
_______________________________________________
Please direct all written or oral communications regarding this Application to:

Stacy L. Fuller, Esq. K&L Gates LLP 1601 K Street, N.W. Washington, D.C. 20006	Zachary R. Tackett, Esq. Atlantic Fund Administration, LLC Three Canal Plaza Portland, ME 04101
With copies to:
David Faherty, Esq.
Absolute Investment Advisers LLC
4 North Street, Suite 2
Hingham, MA 02043
This Application (including exhibits) consists of 20 pages

UNITED STATES OF AMERICA BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
In the Matter of: )
)
)
)
FORUM FUNDS )	APPLICATION FOR AN ORDER UNDER
Three Canal Plaza, Suite 600)	SECTION 12(d)(1)(J) OF THE INVESTMENT
Portland, Maine 04101)	COMPANY ACT OF 1940, AS AMENDED
)	(THE “ACT”), FOR AN EXEMPTION FROM
ABSOLUTE INVESTMENT ADVISERS LLC )	SECTIONS 12(d)(1)(A) AND (B) OF THE ACT
4 North Street, Suite 2)	AND UNDER SECTIONS 6(c) AND 17(b) OF
Hingham, Massachusetts 02043)	THE ACT FOR AN EXEMPTION FROM
)	SECTIONS 17(a)(1) AND (2) OF THE ACT
FORESIDE FUND SERVICES, LLC )
Three Canal Plaza, Suite 100)
Portland, Maine 04101)
)
)
)
File No. 812-[ ] )

I.	INTRODUCTION
Forum Funds (the “Trust”), Absolute Investment Advisers LLC (the “Initial Adviser”) and Foreside Fund Services, LLC (the “Distributor”) (collectively referred to as the “Applicants”) submit this application (the “Application”) with the Securities and Exchange Commission (the “SEC” or the “Commission”) to request an order under Section 12(d)(1)(J) of the Act exempting certain transactions from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and under Sections 6(c) and 17(b) of the Act exempting certain transactions from Sections 17(a)(1) and 17(a)(2) of the Act.
Applicants request the exemption to permit registered open-end management investment companies that are not part of the same “group of investment companies” as the Trust within the meaning of Section 12(d)(1)(G)(ii) of the Act (the “Investing Funds”) to acquire shares in series of the Trust (the “Funds”) in excess of the limits in Section 12(d)(1)(A) of the Act and the Funds, any principal underwriter for a Fund, and any broker or dealer registered under the Securities Exchange Act of 1934 (the “Exchange Act”) (“Broker”), to sell shares of the Funds to the Investing Funds in excess of the limits in Section 12(d)(1)(B) of the Act. Applicants request that the relief apply to: (1) each registered, open-end management investment company or series thereof that currently or subsequently is part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Funds and is advised by the Initial Adviser or an entity controlling, controlled by or under common control with the Initial Adviser (each, including the Initial Adviser, an “Adviser”) (included in the term “Funds”)1; (2) each Investing Fund that enters into a Participation Agreement (as defined below) with a Fund to purchase shares of the Fund; and (3) any principal underwriter to a Fund or Broker selling shares of a Fund. Applicants also request an order under Sections 6(c) and 17(b) of the Act to exempt applicants from Section 17(a) to the extent necessary to permit a Fund to sell its shares to and redeem its shares from an Investing Fund.
Each Investing Fund will be advised by an investment adviser that meets the definition of Section 2(a)(20)(A) of the Act registered as such under the Investment Advisers Act of 1940 (each, an “Investing Fund Adviser”). Some Investing Funds also may be advised by investment adviser(s) that meet the definition of Section 2(a)(20)(B) of the Act (each, an “Investing Fund Subadviser”).
Applicants must be able to ensure that the Investing Funds comply with the terms and conditions of the requested relief because the Investing Funds are unaffiliated registered management investment companies that are not part of the same group of investment companies as the Funds. Therefore, Applicants propose to require that an Investing Fund undertake a contractual obligation to participate in the proposed transactions in a manner that addresses concerns regarding the requested relief. Therefore, a participation agreement will be entered into between the Trust, on behalf of the Funds, and each Investing Fund (the “Participation Agreement”).
Any Investing Fund that intends to invest in a Fund in excess of the limits of section 12(d)(1)(A) of the Act would be required, under the Participation Agreement, to adhere to the terms and conditions of the requested order. The Participation Agreement will include an acknowledgment from the Investing Fund that it may rely on the requested order only to invest in the Funds and not in any other registered investment company.
All entities that currently intend to rely on the requested order are named as Applicants. Any other entity that relies on the order in the future will comply with the terms and conditions of the Application.
II.	THE APPLICANTS
A.	THE TRUST
The Trust is organized as a Delaware statutory trust and is registered as an open-end management investment company under the Act. The Trust currently offers Shares of 19 series, each of which pursues different investment objectives and principal investment strategies.
B.	THE ADVISER
The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended. The Adviser is a Massachusetts limited liability company and currently serves as investment adviser for certain of the Funds.
C.	THE DISTRIBUTOR
The Distributor is a Delaware limited liability company and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a member of the Financial Industry Regulatory Authority (“FINRA”). The Distributor serves as principal underwriter and distributor of the Shares of the Funds.
III.	LEGAL ANALYSIS
A.	SECTION 12(d)(1)
Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.
Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any Broker from knowingly selling the shares of the investment company to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s total outstanding voting stock, or if the sale will cause more than 10% of the acquired company’s total outstanding voting stock to be owned by investment companies generally.
Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.2
1. Section 12(d)(1)(J). The proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A) and (B).3 Applicants agree to conditions that adequately address these concerns. Accordingly, the Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.
a. No Undue Influence. Pyramiding of control is one of the potential abuses of fund holding company structures discussed in the PPI Report. The PPI Report also expressed concern over the potential concentration of voting control in a fund holding company with respect to its underlying funds. The PPI Report also expressed concern that sizeable share percentage ownership by one fund in another presents management of underlying funds with an omnipresent threat of lost advisory fees when large redemptions may occur. Applicants submit that the proposed arrangement will not result in the exercise of undue influence by an Investing Fund or its affiliated persons over the Funds.
Condition 1 contains measures designed to limit the control that an Investing Fund may have over a Fund. (All Conditions are delineated under “V. APPLICANTS’ CONDITIONS,” below.) Condition 1 prohibits the Investing Fund Adviser, any person controlling, controlled by, or under common control with the Investing Fund Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Investing Fund Adviser or any person controlling, controlled by, or under common control with the Investing Fund Adviser (the “Investing Fund’s Advisory Group”) from controlling (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The same prohibition would apply to any Investing Fund Subadviser, any person controlling, controlled by, or under common control with the Investing Fund Subadviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) that is advised or sponsored by the Investing Fund Subadviser or any person controlling, controlled by, or under common control with the Investing Fund Subadviser (the “Investing Fund’s Subadvisory Group”).
Applicants further state that Condition 2 precludes an Investing Fund or the Investing Fund Adviser, any Investing Fund Subadviser, promoter or principal underwriter of an Investing Fund, as well as any person controlling, controlled by or under common control with any of those entities (each, an “Investing Fund Affiliate”) from taking advantage of a Fund, with respect to transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or its investment adviser(s), sponsor, promoter, or principal underwriter and any person controlling, controlled by or under common control with any of those entities (each, a “Fund Affiliate”). In general, no Investing Fund or Investing Fund Affiliate will cause a Fund to purchase a security in an Affiliated Underwriting (as defined below). An offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate (as defined below) is an “Affiliated Underwriting.” For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, trustee, advisory board member, Investing Fund Adviser, Investing Fund Subadviser, or employee of the Investing Fund, or a person of which any such officer, director, trustee, advisory board member, Investing Fund Adviser, Investing Fund Subadviser, or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate.
To further assure that a Fund understands the implications of an investment by an Investing Fund under the requested order, prior to an Investing Fund’s investment in the shares of a Fund in excess of the limit set forth in Section 12(d)(1)(A) of the Act, the Investing Fund and the Fund will execute an agreement stating, without limitation, that their Boards (as defined below) and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (“Participation Agreement”).
The board of directors or trustees, as applicable, of a specified entity is referred to herein as a “Board.” Applicants note that each of the Funds (other than an ETF whose shares are purchased by an Investing Fund in the secondary market) will retain its right at all times to reject any investment by an Investing Fund.4
b. No Excessive Layering of Fees. Applicants do not believe that the proposed arrangement will involve excessive layering of fees. To assure that the investment advisory or management fees are not duplicative, Applicants state that in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of each Investing Fund, including a majority of the directors or trustees who are not “interested persons,” as defined in Section 2(a)(19) of the Act (“Independent Trustees”), will find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any advisory contract(s) of any Fund in which the Investing Fund invests. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the Investing Fund. Applicants further state that the Investing Fund Adviser will waive fees otherwise payable to it by an Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-1 under the Act) received from a Fund by the Investing Fund Adviser, or an affiliated person of the Investing Fund Adviser, in connection with the investment by the Investing Fund in the Fund, subject to certain exceptions noted in Condition 10. Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds set forth in FINRA Rule 2341.
c. Structure is Not Overly Complex. Applicants state that the proposed arrangement will not create an overly complex fund structure because no Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.
B.	SECTIONS 17(a), 17(b) AND 6(c) OF THE ACT
Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.
Because an Investing Fund relying on the requested order could potentially own more than 5% of the outstanding voting securities of a Fund, the Fund could become an affiliated person of the Investing Fund. Section 17(a) then would prohibit the sale of shares of a Fund to the Investing Fund and the redemption of such shares.
Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act. Applicants believe that the terms of the proposed arrangement, which could result in a Fund being an affiliated person of an Investing Fund, are fair and reasonable and do not involve overreaching on the part of any person concerned. The Commission has interpreted its authority under Section 17(b) narrowly as extending only to a single transaction and not a series of transactions. Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
Applicants believe that the terms of the proposed transactions are fair and reasonable and do not involve overreaching.5 In transactions between the Investing Funds and the Funds, shares of the Funds will be sold and redeemed at their net asset values.6
Applicants also submit that the proposed transactions will be consistent with the policies of each Investing Fund. The investment of assets of the Investing Fund in shares of the Funds and the issuance of shares by the Funds to the Investing Fund will be effected in accordance with the investment restrictions of each Investing Fund and will be consistent with the investment policies set forth in the registration statement of such Investing Fund. The proposed transactions will also be consistent with the policies of each Fund.
Applicants further submit that the proposed transactions are consistent with the general purposes of the Act. Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by the affiliated person. The proposed transactions involve the sale and redemption of the Funds’ shares based on their net asset value, the same consideration paid and received by any other purchaser of the Funds’ shares.
Also, for the reasons articulated in the legal analysis of section 12(d)(1)(J), above, Applicants submit here that the proposed transactions are appropriate in the public interest and consistent with the protection of investors. Applicants also submit that the proposed transactions are consistent with the policies and provisions of the Act.
IV.	PRECEDENT
The Commission has previously granted exemptive orders to mutual fund complexes that sought relief for unaffiliated funds of funds to invest in series of an investment company, and whose request for relief included conditions substantially similar to those included in this Application. Reference is made to Meeder Funds Trust, et al., Investment Company Act Rel. No. 32898 (Nov. 8, 2017) (Notice); Investment Company Act Rel. No. 32934 (Dec. 5, 2017) (Order) (the “Meeder Order”) and FundVantage Trust, et al., Investment Company Act Rel. No. 31161 (Jul. 17, 2014) (Notice); Investment Company Act Rel. No. 31207 (Aug. 12, 2014) (Order) (the “FundVantage Order”). Meeder and FundVantage requested an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and under Sections 6(c) and 17(b) from Section 17(a) of the Act. The Meeder and FundVantage Orders, which are substantially similar to this Application in all material respects with respect to the relief sought regarding investments in funds by unaffiliated investing funds, permitted unaffiliated registered open-end management investment companies to acquire shares of funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act.
In addition, the Commission also has granted exemptive orders to other applicants who sought relief for similar funds of funds structures and investments, and whose requests for relief included conditions substantially similar to those included in this application. The proposed purchase and sale transactions in this application regarding investments in funds by unaffiliated investing funds are substantially identical to those in the relief granted to Forward Funds, et al., Investment Company Act Rel. No. 30411 (Feb. 28, 2013) (Notice); Investment Company Act Rel. No. 30437 (Mar. 26, 2013) (Order); Henderson Global Funds, et al., Investment Company Act Rel. No. 29942 (Feb. 1, 2012) (Notice); Investment Company Act Rel. No. 29970 (Feb. 28, 2012) (Order); Precidian ETFs Trust, et al., Investment Company Act Rel. No. 29692 (June 9, 2011) (Notice); Investment Company Act Rel. No. 29712 (July 1, 2011) (Order); and Eaton Vance Management, et al., Investment Company Act Rel. No. 29591 (Mar. 1, 2011) (Notice); Investment Company Act Rel. No. 29620 (Mar. 30, 2011) (Order).
V.	APPLICANTS’ CONDITIONS
Applicants agree that the order granting the requested relief will be subject to the following conditions:
1. The members of an Investing Fund’s Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of an Investing Fund’s Subadvisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Investing Fund’s Advisory Group or the Investing Fund’s Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its shares of the Fund in the same proportion as the vote of all other holders of the Fund’s shares. This condition does not apply to the Investing Fund’s Subadvisory Group with respect to a Fund for which the Investing Fund Subadviser or a person controlling, controlled by, or under common control with the Investing Fund Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.
2. No Investing Fund or Investing Fund Affiliate will cause any existing or potential investment by the Investing Fund in shares of a Fund to influence the terms of any services or transactions between the Investing Fund or an Investing Fund Affiliate and the Fund or a Fund Affiliate.
3. The Board of an Investing Fund, including a majority of the Independent Trustees, will adopt procedures reasonably designed to ensure that the Investing Fund Adviser and any Investing Fund Subadviser(s) are conducting the investment program of the Investing Fund without taking into account any consideration received by the Investing Fund or an Investing Fund Affiliate from a Fund or a Fund Affiliate in connection with any services or transactions.
4. Once an investment by an Investing Fund in the securities of a Fund exceeds the limit of Section 12(d)(l)(A)(i) of the Act, the Board of the Fund, including a majority of the Independent Trustees, will determine that any consideration paid by the Fund to the Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (b) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).
5. No Investing Fund or Investing Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.
6. The Board of a Fund, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund in an Affiliated Underwriting once an investment by an Investing Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Fund will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in shares of the Fund. The Board will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.
7. Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of a Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth the: (a) party from whom the securities were acquired, (b) identity of the underwriting syndicate’s members, (c) terms of the purchase, and (d) information or materials upon which the Board’s determinations were made.
8. Before investing in shares of a Fund in excess of the limits in Section 12(d)(l)(A) of the Act, each Investing Fund and Fund will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), an Investing Fund will notify the Fund of the investment. At such time, the Investing Fund will also transmit to the Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Investing Fund will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.
9. Prior to approving any advisory contract under Section 15 of the Act, the Board of each Investing Fund, including a majority of the Independent Trustees, will find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Fund in which the Investing Fund may invest. Such finding and the basis upon which the finding was made will be recorded fully in the minute books of the appropriate Investing Fund.
10. The Investing Fund Adviser will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-1 under the Act) received from a Fund by the Investing Fund Adviser, or an affiliated person of the Investing Fund Adviser, other than any advisory fees paid to the Investing Fund Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund. Any Investing Fund Subadviser will waive fees otherwise payable to the Investing Fund Subadviser, directly or indirectly, by the Investing Fund in an amount at least equal to any compensation received from a Fund by the Investing Fund Subadviser, or an affiliated person of the Investing Fund Subadviser, other than any advisory fees paid to the Investing Fund Subadviser or its affiliated person by the Fund, in connection with the investment by the Investing Fund in the Fund made at the direction of the Investing Fund Subadviser. In the event that the Investing Fund Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Fund.
11. Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds set forth in FINRA Rule 2341.
12. No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes.
VI.	REQUEST FOR ORDER
Applicants request an order pursuant to Sections 12(d)(1)(J), 17(b) and 6(c) of the Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Sections 12(d)(1)(J), 17(b), and 6(c) of the Act and therefore. Applicants respectfully request that the Commission grant the requested relief.
Applicants have caused this Application to be duly signed on their behalf on the 17th day of June, 2019.
Respectfully submitted,
FORUM FUNDS	ABSOLUTE INVESTMENT ADVISERS LLC
/s/ Jessica Chase	/s/ James Compson
Name: Jessica Chase	Name: James Compson
Title: President	Title: Principal

FORESIDE FUND SERVICES, LLC
/s/ Mark Fairbanks
Name: Mark Fairbanks
Title: Vice President
Date: June 17, 2019

1 Certain of the Funds created in the future may be registered under the Act as open-end management investment companies and may rely on exemptive relief to permit their shares to be listed and traded on a national securities exchange at negotiated prices (“ETFs”).
2 H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44.
3 See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966) (the “PPI Report”).
4 A Fund, including an ETF, would retain its right to reject any initial investment by an Investing Fund in excess of the limit in Section 12(d)(l)(A)(i) of the Act by declining to execute the Participation Agreement with the Investing Fund.
5 Applicants acknowledge that receipt of any compensation by (a) an affiliated person of an Investing Fund, or an affiliated person of such person, for the purchase by an Investing Fund of shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its shares to an Investing Fund may be prohibited by Section 17(e)(1) of the Act. The Participation Agreement also will include this acknowledgement.
6 Applicants note that an Investing Fund generally would purchase and sell shares of a Fund that operates as an ETF through secondary market transactions rather than through principal transactions with the Fund. The requested relief is intended to cover, however, transactions directly between Funds and Investing Funds. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of an Investing Fund because an investment adviser to the ETF is also an investment adviser to the Investing Fund.

LIST OF ATTACHMENTS AND EXHIBITS
Authorizations Required Pursuant to Rule 0-2(c)A-1 through A-3
Verifications of Signatures Required Pursuant to Rule 0-2(d) B-1 through B-3

EXHIBIT A
EXHIBIT A-1
Authorization for Forum Funds
Secretary’s Certificate
I, Jessica Chase, President of Forum Funds, a Delaware statutory trust (the “Trust”), having its principal place of business in the City of Portland, State of Maine, do hereby certify that:
Attached is a true and correct copy of the resolutions adopted by the Board of Trustees of the Trust effective as of June 13, 2019.
IN WITNESS WHEREOF, I have hereupon set my hand this 17th day of June, 2019.
By: /s/ Jessica Chase
Name: Jessica Chase
Title: President,
Forum Funds

MEETING OF THE BOARD OF TRUSTEES OF
FORUM FUNDS

RESOLVED, that the officers of Forum Funds (the “Trust”) be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Trust, an exemptive application to the Securities and Exchange Commission (the “SEC”) for an order pursuant to Sections 6(c), 17(b) and 12(d)(1)(J) of the 1940 Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act and Sections 6(c) and 17(b) of the Act exempting certain transactions from Section 17(a)(1) and (2) of the Act; and

FURTHER RESOLVED, that the officers be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Trust any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions.

FURTHER RESOLVED, that the Board of Trustees hereby ratifies and confirms and agrees to ratify and confirm all acts done by the said officers in exercising the powers hereby conferred.

EXHIBIT A-2
Authorization for Absolute Investment Advisers LLC
Principal’s Certificate
In accordance with Rule 0-2(c) under the Act, James Compson states that all actions necessary to authorize the execution and filing of this Application by Absolute Investment Advisers LLC have been taken, and that as Principal thereof, he is authorized to execute and file the same on behalf of Absolute Investment Advisers LLC.
IN WITNESS WHEREOF, I have hereupon set my hand this 17th day of June, 2019.
By: /s/ James Compson
Name: James Compson
Title: Principal
Absolute Investment Advisers LLC

EXHIBIT A-3
Authorization for Foreside Fund Services, LLC
In accordance with Rule 0-2(c) under the Act, Mark Fairbanks states that all actions necessary to authorize the execution and filing of this Application by Foreside Fund Services, LLC have been taken, and that as Vice President thereof, he is authorized to execute and file the same on behalf of Foreside Fund Services, LLC.
IN WITNESS WHEREOF, I have hereupon set my hand this 17th day of June, 2019.
By: /s/ Mark Fairbanks
Name: Mark Fairbanks
Title: Vice President
Foreside Fund Services, LLC

EXHIBIT B
EXHIBIT B-1
Verification for Forum Funds
The undersigned states that she has duly executed the attached Application for and on behalf of Forum Funds (the “Trust”), that she is the President of the Trust and that all actions of the Board of Trustees of the Trust necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that she is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of her knowledge, information and belief.
By: /s/ Jessica Chase
Name: Jessica Chase
Title: President
Forum Funds

EXHIBIT B-2
Verification for Absolute Investment Advisers LLC
The undersigned states that he has duly executed the attached Application for and on behalf of Absolute Investment Advisers LLC, that he is the Principal of Absolute Investment Advisers LLC and that all actions of Absolute Investment Advisers LLC necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.
By: /s/ James Compson
Name: James Compson
Title: Principal
Absolute Investment Advisers LLC

EXHIBIT B-3
Verification for Foreside Fund Services, LLC
The undersigned states that he has duly executed the attached Application for and on behalf of Foreside Fund Services, LLC, that he is the Vice President of Foreside Fund Services, LLC and that all actions of Foreside Fund Services, LLC necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.
By: /s/ Mark Fairbanks
Name: Mark Fairbanks
Title: Vice President
Foreside Fund Services, LLC